Plan under Section 18f-3(d)

                                   April 1999

Filed pursuant to Item 23(o) of Form N-1A

Separate Arrangements

Each class of shares will represent interests in the same portfolio of investments of the Fund and be identical except those differences that relate to
(a) the impact of the disproportionate  payments made under the Rule 12b-1 plan;
(b) the impact of the  disproportionate  payments  made because of service fees;
(c) the differences in class expenses including transfer agent fees and any other expense determined by the board to be a class expense; and (d) the difference in voting rights on the 12b-1 plan, exchange privileges and class designations. The current classes of shares are as follows:

Class A shares - 5% initial sales charge waived or reduced for certain purchases.

Class B shares - contingent deferred sales charge ranging from 5% down to 0% after six years.

         Class Y shares - no sales charge.

Expense Allocation Procedures

American Express Financial Corporation, as the Fund's administrator, on a daily basis shall allocate the income, expenses, and realized and unrealized gains and losses of the Fund on the basis of the relative percentage of net assets of each class of shares, except class specific expenses for service fees, 12b-1 distribution fees, and transfer agent fees which shall be paid directly by each class as follows:

         Service fee:

                  Class Y:          10 basis points

         12b-1 fee:

                  Class A:          25 basis points*
                  Class B:          100 basis points*

                  *Subject to shareholder approval of a 7.5 basis point increase at the June 16, 1999 shareholder meeting.


         Transfer agent fee:

                  Class A: an additional $2 for each shareholder account Class B: an additional $3 for each shareholder account

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Should  at any time an  expense  of a class be waived  or  reimbursed,  American
Express Financial Corporation first shall determine that such waiver or reimbursement would not result in another class subsidizing the class, is fair and equitable to all classes and does not operate to the detriment of another class and then shall monitor the implementation and operation to assure the waiver or reimbursement operates consistent with the determination. The board shall monitor the actions of American Express Financial Corporation.

Exchange Privileges

Shares of a class may be exchanged for shares of the same class of another fund in the IDS MUTUAL FUND GROUP.

Conversion Privileges

Class B shares including a proportionate amount of shares acquired through reinvestment of distributions shall convert in the ninth year of ownership into Class A shares at relative net asset values without the imposition of any fee.